UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Guidance Software, Inc.

(Name of Subject Company)

Guidance Software, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

401692108

(CUSIP Number of Class of Securities)

Alfredo Gomez

General Counsel

Guidance Software, Inc.

1055 E. Colorado Blvd

Pasadena, CA 91106

(626) 229-9191

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Julian Kleindorfer

David A. Zaheer

Latham & Watkins LLP

355 South Grand Avenue, Suite 100

Los Angeles, California 90071

(213) 485-1234

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the communication listed below relating to the proposed acquisition of Guidance Software, Inc. (the “Company”) by Galileo Acquisition Sub Inc. (“Purchaser”), a wholly owned subsidiary of Open Text Corporation (“Parent”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 25, 2017, by and among Parent, Purchaser and the Company, and is filed as an exhibit hereto and incorporated herein by reference:

•   Exhibit 99.1 Email to the Company’s employees from the Company’s Chief Executive Officer, Patrick Dennis, first used or made available on July 26, 2017

2